Filed by ROI Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ascend Telecom Holdings Limited

Commission File No.: 333-205872

On September 25, 2015, ROI Acquisition Corp. II (“ROI” or the “Company”) mailed (i) a notice to its stockholders of record as of September 18, 2015 of a special meeting of stockholders to be held on October 15, 2015, to consider and vote on, among other proposals, a proposal for stockholders to approve the Agreement and Plan of Merger, dated July 23, 2015 and amended on August 19, 2015, by and among Ascend Telecom Infrastructure Private Limited, a private limited company organized under the laws of India (“Ascend India”), Ascend Telecom Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Ascend Holdings”), ROI, and NSR-PE Mauritius LLC, a Mauritius private company limited by shares (as may be further amended, the “Merger Agreement”), and the transactions contemplated thereby (the “Business Combination”), pursuant to which, subject to the terms and conditions contained in the Merger Agreement, Ascend Holdings, a newly formed entity, will acquire ROI and Ascend India, and (ii) a notice to its public warrantholders of record as of September 18, 2015 of a special meeting of public warrantholders to be held on October 15, 2015, to consider and vote on, among other proposals, a proposal (the “Warrant Amendment Proposal”) for public warrantholders to approve and consent to an amendment to the warrant agreement governing all of ROI’s warrants that provides that, upon consummation of the Business Combination, warrantholders who vote in favor of the Warrant Amendment Proposal and follow the procedures set forth in the proxy statement/prospectus relating to the Business Combination will have the option to either (a) have their warrants survive the closing of the Business Combination and become exercisable for Ascend Holdings ordinary shares in accordance with the terms of the warrant agreement, as amended, or (b) have their warrants exchanged at the closing for $1.00 per warrant, comprised of $0.50 in cash, 0.05 of an ordinary share of Ascend Holdings and cash in lieu of fractional shares, and that if the Warrant Amendment Proposal is approved and the Business Combination is consummated, any warrantholder who votes against the approval of the Warrant Amendment Proposal or who does not elect to have their warrants survive will receive in exchange for each of its public warrants $0.50 in cash, 0.05 ordinary shares of Ascend Holdings and cash in lieu of fractional shares. The texts of the notices of special meeting are included below. Reference is made in the notices to the preliminary proxy statement/prospectus that was filed with the United States Securities and Exchange Commission (“SEC”) by Ascend Holdings as part of a Registration Statement on Form F-4 (File No. 333-205872) in connection with the Business Combination (the “Registration Statement”) and which is incorporated by reference into this filing. The Company will mail a definitive proxy statement/prospectus and proxy card to its stockholders and public warrantholders when available.

ADDITIONAL INFORMATION ABOUT THE BUSINESS COMBINATION AND WHERE TO FIND IT

In connection with the proposed Business Combination, Ascend Holdings, a newly formed Cayman Islands holding company which, following the Business Combination, will be the indirect parent of Ascend India, filed the Registration Statement with the SEC, which can be accessed at the SEC’s internet website at the following link: http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&filenum=333-205872&owner=exclude&count=40. The Registration Statement includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to holders of ROI’s common stock and public warrants in connection with the solicitation by ROI of proxies for the vote by the stockholders on the Business Combination and the vote by the warrantholders on a proposed amendment to the warrant agreement governing ROI’s outstanding warrants, as well as the prospectus covering the registration of the proposed issuance of ordinary shares to be issued in the Business Combination and pursuant to the warrant amendment proposal. The Registration Statement has not yet been declared effective by the SEC. The preliminary proxy statement/prospectus contains a copy of the Merger Agreement, as well as information describing the Business Combination and the parties to the Merger Agreement, including historical financial information and pro forma financial information, as well as details regarding the items of business to be presented at the special meetings. However, because it is preliminary, the information contained therein is subject to change for business or legal reasons or in response to comments which Ascend Holdings may receive from the staff of the SEC in the course of its review of the Registration Statement. The preliminary proxy statement/prospectus is not a substitute for the definitive proxy statement/prospectus which the Company will mail to you in the near future after the Registration Statement has been declared effective by the SEC. The Company will also provide you with a proxy card and voting instructions with the definitive proxy statement/prospectus. ROI’s stockholders and warrantholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement, and amendments thereto, and the definitive proxy statement/prospectus for the Business Combination and warrant agreement amendment, when available, because these documents will contain important information about Ascend Holdings, Ascend India, ROI, the proposed Business Combination and the proposed warrant agreement amendment. The definitive proxy statement/prospectus for the proposed Business Combination and warrant agreement amendment will be mailed to stockholders and warrantholders of ROI, as applicable, as of September 18, 2015. Stockholders and warrantholders, as applicable, will also be able to obtain copies of the Registration Statement, which includes the proxy statement/prospectus, and the definitive proxy statement/prospectus (when available), without charge, at the SEC's Internet site at http://www.sec.gov or by directing a request to: ROI Acquisition Corp. II, 601 Lexington Avenue, 51st Floor, New York, New York 10022, tel. (212) 825-0400, Attention: Joseph A. De Perio. If you have any questions about how to submit your proxy (when ROI provides you with a proxy card in the future), you should contact ROI’s proxy solicitor, which is assisting ROI in the solicitation of proxies, at:

Okapi Partners LLC

437 Madison Avenue—28th Floor

New York, New York 10022

Toll free: (877) 274-8654 or

Tel: (212) 297-0720

Email: info@okapipartners.com

PARTICIPANTS IN THE SOLICITATION

ROI and its directors and officers may be deemed participants in the solicitation of proxies from ROI’s stockholders with respect to the proposed Business Combination and ROI’s warrantholders with respect to the proposed warrant agreement amendment. A list of the names of those directors and officers and a description of their interests in ROI is contained in ROI’s prospectus dated September 16, 2013, which was filed with the SEC on September 18, 2013, and will also be contained in the definitive proxy statement/prospectus for the proposed Business Combination when available.

FORWARD LOOKING STATEMENTS

This filing includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters and includes statements regarding expected future financial and operating performance. Such forward looking statements include statements with respect to financial and operating performance, strategies, prospects and other aspects of the businesses of ROI, Ascend Holdings, Ascend India and the combined company after completion of the proposed Business Combination, and are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the outcome of any legal proceedings that may be instituted against ROI, Ascend Holdings, Ascend India or others following announcement of the Business Combination and transactions contemplated therein; the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of ROI, redemptions by stockholders of ROI or other conditions to closing in the Merger Agreement; the ability to meet Nasdaq’s listing standards following the Business Combination; the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions contemplated therein; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers and obtain adequate supply of products and retain its management and key employees; costs related to the proposed Business Combination; changes in applicable laws or regulations; the possibility that Ascend India may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties indicated in the Registration Statement, including those under “Risk Factors” therein, and other filings with the SEC by ROI. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and ROI, Ascend India and Ascend Holdings undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ROI ACQUISITION CORP. II

601 Lexington Avenue

51st Floor

New York, New York 10022

Dear ROI Acquisition Corp. II Stockholders and Public Warrantholders:

You are cordially invited to attend the special meeting of stockholders and/or the special meeting of public warrantholders of ROI Acquisition Corp. II (“ROI”) on October 15, 2015, at 4:00 p.m., Eastern time, and 4:30 p.m., Eastern time, respectively, at the offices of McDermott Will & Emery LLP, 340 Madison Avenue, New York, New York.

At the special meeting of stockholders, ROI’s stockholders will be asked to consider and vote on (i) a proposal (the “Business Combination Proposal”) to approve an Agreement and Plan of Merger, dated July 23, 2015 and amended on August 19, 2015, by and among Ascend Telecom Infrastructure Private Limited, a private limited company organized under the laws of India (“Ascend India”), Ascend Telecom Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Ascend Holdings”), ROI, and NSR-PE Mauritius LLC, a Mauritius private company limited by shares (as may be amended, the “Merger Agreement”) and the transactions contemplated thereby (the “Business Combination”), (ii) a proposal to adjourn the special meeting of stockholders to a later date or dates, if necessary or desirable, to permit further solicitation and vote of proxies, in the event that there are not sufficient votes to approve the Business Combination Proposal or that one or more closing conditions under the Merger Agreement will not be satisfied, and (iii) such other procedural matters as may properly come before the special meeting or any adjournment or postponement thereof.

At the special meeting of public warrantholders, ROI’s public warrantholders will be asked to consider and vote on a proposal (the “Warrant Amendment Proposal”) to approve and consent to an amendment to the terms of the warrant agreement governing ROI’s outstanding warrants that provides that, upon the consummation of the Business Combination, warrantholders who vote in favor of the Warrant Amendment Proposal and follow the procedures set forth in the proxy statement/prospectus relating to the Business Combination will have the option to either (i) have their warrants survive the closing of the Business Combination and become exercisable for Ascend Holdings ordinary shares in accordance with the terms of the warrant agreement, as amended, or (ii) have their warrants exchanged at the closing for $1.00 per warrant, comprised of $0.50 in cash, 0.05 of an ordinary share of Ascend Holdings and cash in lieu of fractional shares, and that if the Warrant Amendment Proposal is approved and the Business Combination is consummated, any warrantholder who votes against the approval of the Warrant Amendment Proposal or who does not elect to have their warrants survive will receive in exchange for each of its public warrants $0.50 in cash, 0.05 ordinary shares of Ascend Holdings and cash in lieu of fractional shares.

We have enclosed with this letter a notice of the special meeting of stockholders and/or a notice of the special meeting of public warrantholders. We also refer you to ROI’s preliminary proxy statement/prospectus which is part of a registration statement on Form F-4 (File No. 333-205872) filed with the Securities and Exchange Commission (“SEC”) by Ascend Holdings relating to the Business Combination (the “Registration Statement”) and can be accessed at the SEC’s internet website at the following link: http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&filenum=333-205872&owner=exclude&count=40. The Registration Statement has not yet been declared effective by the SEC. The preliminary proxy statement/prospectus contains a copy of the Merger Agreement, information describing the Business Combination and the parties to the Merger Agreement, including historical financial information and pro forma financial information, as well as details regarding the items of business to be presented at the special meetings. However, because it is preliminary, the information contained therein is subject to change for business or legal reasons or in response to comments which Ascend Holdings may receive from the staff of the SEC in the course of its review of the Registration Statement. The preliminary proxy statement/prospectus is not a substitute for the definitive proxy statement/prospectus which we will mail to you in the near future after the Registration Statement has been declared effective by the SEC. We will also provide you with a proxy card and voting instructions with the definitive proxy statement/prospectus.

 We thank you for your ongoing support and we hope to see you at the special meeting of stockholders and/or special meeting of public warrantholders.

Sincerely,

September 25, 2015

Thomas J. Baldwin
Chairman of the Board and Chief Executive Officer

ROI ACQUISITION CORP. II
601 Lexington Avenue
51st Floor
New York, New York 10022

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
OF ROI ACQUISITION CORP. II
To Be Held On October 15, 2015

To the Stockholders of ROI Acquisition Corp. II:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “special meeting”) of ROI Acquisition Corp. II, a Delaware corporation (“ROI” or the “Company”), will be held at 4:00 p.m., Eastern time, on Thursday, October 15, 2015, at the offices of McDermott Will & Emery LLP, 340 Madison Avenue, New York, New York. You are cordially invited to attend the special meeting for the following purposes:

(1) The Business Combination Proposal — to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated July 23, 2015 and amended on August 19, 2015, by and among Ascend Telecom Infrastructure Private Limited, a private limited company organized under the laws of India (“Ascend India”), Ascend Telecom Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Ascend Holdings”), ROI, and NSR-PE Mauritius LLC, a Mauritius private company limited by shares (as may be amended, the “Merger Agreement”), and the transactions contemplated thereby (the “Business Combination” and the proposal, the “Business Combination Proposal”);

(2) The Adjournment Proposal — to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary or desirable, to permit further solicitation and vote of proxies, in the event that there are not sufficient votes to approve the Business Combination Proposal or that one or more closing conditions under the Merger Agreement will not be satisfied (the “Adjournment Proposal”); and

(3) to consider and transact such other procedural matters as may properly come before the special meeting or any adjournment or postponement thereof.

Only holders of record of ROI’s common stock at the close of business on September 18, 2015 are entitled to notice of the special meeting of stockholders and to vote at the special meeting and any adjournments or postponements of the special meeting. A complete list of ROI’s stockholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at ROI’s principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.

ROI is also holding a special meeting of its public warrantholders where its public warrantholders will be asked to consider and vote on a proposal (the “Warrant Amendment Proposal”) to approve and consent to an amendment to the warrant agreement governing ROI’s outstanding warrants that provides that, upon the consummation of the Business Combination, warrantholders who vote in favor of the Warrant Amendment Proposal and follow the procedures set forth in the proxy statement/prospectus relating to the Business Combination will have the option to either (i) have their warrants survive the closing of the Business Combination and become exercisable for Ascend Holdings ordinary shares in accordance with the terms of the warrant agreement, as amended, or (ii) have their warrants exchanged at the closing for $1.00 per warrant, comprised of $0.50 in cash, 0.05 of an ordinary share of Ascend Holdings and cash in lieu of fractional shares, and that if the Warrant Amendment Proposal is approved and the Business Combination is consummated, any warrantholder who votes against the approval of the Warrant Amendment Proposal or who does not elect to have their warrants survive will receive in exchange for each of its public warrants $0.50 in cash, 0.05 ordinary shares of Ascend Holdings and cash in lieu of fractional shares.

Approval of the Business Combination Proposal at the special meeting requires the affirmative vote of holders of a majority of the outstanding shares of ROI common stock. GEH Capital, Inc., ROI’s sponsor, holders of ROI’s common stock issued prior to its initial public offering and ROI’s officers and independent directors have agreed to vote their shares of common stock, which in the aggregate constitute 33.8% of ROI’s outstanding common stock, and any other shares held by them in favor of the Business Combination Proposal. The board of directors of Ascend Holdings has already approved the Merger Agreement.

Pursuant to ROI’s amended and restated certificate of incorporation, ROI is providing its public stockholders with the opportunity to redeem all or a portion of their shares of ROI common stock for cash equal to their pro rata share of the aggregate amount on deposit in the trust account which holds the proceeds of ROI’s initial public offering as of two business days prior to the consummation of the Business Combination, including interest (which interest shall be net of franchise and income taxes payable), upon the closing of the Business Combination. The estimated per share redemption price is $10.00. Public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal. A public stockholder, together with any of his, her or its affiliates or any other person with whom he, her or it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming his, her or its shares with respect to more than an aggregate of 10% of the public shares. The holders of ROI shares issued prior to its initial public offering (“founder shares”) have agreed to waive their redemption rights with respect to their founder shares and any other shares they may hold in connection with the consummation of the Business Combination, and the founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

The Business Combination will be consummated only if a majority of the outstanding shares of ROI’s common stock are voted in favor of the Business Combination Proposal. ROI has no specified maximum redemption threshold under its amended and restated certificate of incorporation. It is a condition to closing under the Merger Agreement, however, that the amount payable to ROI’s public stockholders who have properly elected to exercise their redemption rights with respect to their ROI common stock shall not exceed $22,580,000. Due to the redemption of 3,215,528 of our shares at $10.00 per share in connection with our special meeting of stockholders held to extend the date by which we must complete a business combination from September 20, 2015 to October 26, 2015, in order to satisfy the closing condition under the Merger Agreement, we are required to consummate a private placement of common stock to fund the shortfall in cash required to complete the Business Combination, up to 1,000,000 shares at $10.00 per share. If the closing condition cannot be satisfied as a result of such private placement or because of the redemption of more than 42,472 shares by public stockholders in connection with the vote to approve the Business Combination, then Ascend Holdings will not be required to consummate the Business Combination, although it may, in its sole discretion, choose to waive this condition. As of the date of this notice, we have not entered into a definitive agreement with respect to such private placement, and no assurance can be made that we will be able to consummate a private placement in accordance with the terms of the Merger Agreement or at all.

By Order of the Board of Directors
September 25, 2015
Daniel A. Strauss Chief Operating Officer and Secretary

ADDITIONAL INFORMATION ABOUT THE BUSINESS COMBINATION AND WHERE TO FIND IT

In connection with the proposed Business Combination, Ascend Holdings, a newly formed Cayman Islands holding company which, following the Business Combination, will be the indirect parent of Ascend India, filed a registration statement on Form F-4 (File No. 333-205872) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which can be accessed at the SEC’s internet website at the following link: http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&filenum=333-205872&owner=exclude&count=40. The Registration Statement includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to holders of ROI’s common stock and public warrants in connection with the solicitation by ROI of proxies for the vote by the stockholders on the Business Combination and the vote by the warrantholders on a proposed amendment to the warrant agreement governing ROI’s outstanding warrants, as well as the prospectus covering the registration of the proposed issuance of ordinary shares to be issued in the Business Combination and pursuant to the warrant amendment proposal. The Registration Statement has not yet been declared effective by the SEC. The preliminary proxy statement/prospectus contains a copy of the Merger Agreement, as well as information describing the Business Combination and the parties to the Merger Agreement, including historical financial information and pro forma financial information, as well as details regarding the items of business to be presented at the special meetings. However, because it is preliminary, the information contained therein is subject to change for business or legal reasons or in response to comments which Ascend Holdings may receive from the staff of the SEC in the course of its review of the Registration Statement. The preliminary proxy statement/prospectus is not a substitute for the definitive proxy statement/prospectus which the Company will mail to you in the near future after the Registration Statement has been declared effective by the SEC. The Company will also provide you with a proxy card and voting instructions with the definitive proxy statement/prospectus. ROI’s stockholders and warrantholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement, and amendments thereto, and the definitive proxy statement/prospectus for the Business Combination and warrant agreement amendment, when available, because these documents will contain important information about Ascend Holdings, Ascend India, ROI, the proposed Business Combination and the proposed warrant agreement amendment. The definitive proxy statement/prospectus for the proposed Business Combination and warrant agreement amendment will be mailed to stockholders and warrantholders of ROI, as applicable, as of September 18, 2015. Stockholders and warrantholders, as applicable, will also be able to obtain copies of the Registration Statement, which includes the proxy statement/prospectus, and the definitive proxy statement/prospectus (when available), without charge, at the SEC's Internet site at http://www.sec.gov or by directing a request to: ROI Acquisition Corp. II, 601 Lexington Avenue, 51st Floor, New York, New York 10022, tel. (212) 825-0400, Attention: Joseph A. De Perio. If you have any questions about how to submit your proxy (when ROI provides you with a proxy card in the future), you should contact ROI’s proxy solicitor, which is assisting ROI in the solicitation of proxies, at:

Okapi Partners LLC

437 Madison Avenue—28th Floor

New York, New York 10022

Toll free: (877) 274-8654 or

Tel: (212) 297-0720

Email: info@okapipartners.com

PARTICIPANTS IN THE SOLICITATION

ROI and its directors and officers may be deemed participants in the solicitation of proxies from ROI’s stockholders with respect to the proposed Business Combination and ROI’s warrantholders with respect to the proposed warrant agreement amendment. A list of the names of those directors and officers and a description of their interests in ROI is contained in ROI’s prospectus dated September 16, 2013, which was filed with the SEC on September 18, 2013, and will also be contained in the definitive proxy statement for the proposed Business Combination when available.

FORWARD LOOKING STATEMENTS

This filing includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters and includes statements regarding expected future financial and operating performance. Such forward looking statements include statements with respect to financial and operating performance, strategies, prospects and other aspects of the businesses of ROI, Ascend Holdings, Ascend India and the combined company after completion of the proposed Business Combination, and are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the outcome of any legal proceedings that may be instituted against ROI, Ascend Holdings, Ascend India or others following announcement of the Business Combination and transactions contemplated therein; the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of ROI, redemptions by stockholders of ROI or other conditions to closing in the Merger Agreement; the ability to meet Nasdaq’s listing standards following the Business Combination; the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions contemplated therein; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers and obtain adequate supply of products and retain its management and key employees; costs related to the proposed Business Combination; changes in applicable laws or regulations; the possibility that Ascend India may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties indicated in the Registration Statement, including those under “Risk Factors” therein, and other filings with the SEC by ROI. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and ROI, Ascend India and Ascend Holdings undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ROI ACQUISITION CORP. II
601 Lexington Avenue
51st Floor
New York, New York 10022

NOTICE OF SPECIAL MEETING OF WARRANTHOLDERS
OF ROI ACQUISITION CORP. II
To Be Held On October 15, 2015

To the Public Warrantholders of ROI Acquisition Corp. II:

NOTICE IS HEREBY GIVEN that a special meeting of public warrantholders (the “special meeting”) of ROI Acquisition Corp. II, a Delaware corporation (“ROI” or the “Company”), owning warrants originally issued in the Company’s initial public offering, will be held at 4:30 p.m., Eastern time, on Thursday, October 15, 2015 at the offices of McDermott Will & Emery LLP, 340 Madison Avenue, New York, New York. You are cordially invited to attend the special meeting for the following purposes:

(1) The Warrant Amendment Proposal — to consider and vote upon an amendment to the warrant agreement governing all of ROI’s warrants that provides that, upon consummation of the transactions contemplated by the Agreement and Plan of Merger, dated July 23, 2015 and amended on August 19, 2015, by and among Ascend Telecom Infrastructure Private Limited, a private limited company organized under the laws of India (“Ascend India”), Ascend Telecom Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Ascend Holdings”), ROI, and NSR-PE Mauritius LLC, a Mauritius private company limited by shares (as may be amended, the “Merger Agreement”), warrantholders who vote in favor of the Warrant Amendment Proposal and follow the procedures set forth in the proxy statement/prospectus relating to the Business Combination (as defined below) will have the option to either (i) have their warrants survive the closing of the Business Combination and become exercisable for Ascend Holdings ordinary shares in accordance with the terms of the warrant agreement, as amended, or (ii) have their warrants exchanged at the closing for $1.00 per warrant, comprised of $0.50 in cash, 0.05 of an ordinary share of Ascend Holdings and cash in lieu of fractional shares, and that if the Warrant Amendment Proposal is approved and the Business Combination is consummated, any warrantholder who votes against the approval of the Warrant Amendment Proposal or who does not elect to have their warrants survive will receive in exchange for each of its public warrants $0.50 in cash, 0.05 ordinary shares of Ascend Holdings and cash in lieu of fractional shares;

(2) The Warrantholder Adjournment Proposal — to consider and vote upon a proposal to adjourn the special meeting of public warrantholders to a later date or dates, if necessary or desirable, to permit further solicitation and vote of proxies, in the event that there are not sufficient votes to approve the Warrant Amendment Proposal; and

(3) to consider and transact such other procedural matters as may properly come before the special meeting of public warrantholders or any adjournment or postponement thereof.

Only holders of record of ROI’s public warrants at the close of business on September 18, 2015 are entitled to notice of the special meeting of public warrantholders and to vote at the special meeting of public warrantholders and any adjournments or postponements of the special meeting of public warrantholders. A complete list of the public warrantholders of record entitled to vote at the special meeting of public warrantholders will be available for ten days before the special meeting of public warrantholders at ROI’s principal executive offices for inspection by warrantholders during ordinary business hours for any purpose germane to the special meeting.

ROI is also holding a special meeting of stockholders to consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby (the “Business Combination”).

Approval of the Warrant Amendment Proposal requires the affirmative vote of holders of 65% of the public warrants. In addition, the Warrant Amendment Proposal will be contingent upon ROI’s stockholders approving the Business Combination. Approval of the Business Combination requires the affirmative vote of holders of a majority of the outstanding shares of common stock of ROI. If the parties do not complete the Business Combination, the warrant agreement will not be amended, even if warrantholders have previously approved the proposed amendment. Pursuant to the terms of the warrant agreement, the private placement warrants may not be voted in favor of the Warrant Amendment Proposal unless the registered holders of 65% of the public warrants vote in favor of the Warrant Amendment Proposal.

By Order of the Board of Directors,
September 25, 2015
Daniel A. Strauss Chief Operating Officer and Secretary

ADDITIONAL INFORMATION ABOUT THE BUSINESS COMBINATION AND WHERE TO FIND IT

In connection with the proposed Business Combination, Ascend Holdings, a newly formed Cayman Islands holding company which, following the Business Combination, will be the indirect parent of Ascend India, filed a registration statement on Form F-4 (File No. 333-205872) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which can be accessed at the SEC’s internet website at the following link: http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&filenum=333-205872&owner=exclude&count=40. The Registration Statement includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to holders of ROI’s common stock and public warrants in connection with the solicitation by ROI of proxies for the vote by the stockholders on the Business Combination and the vote by the warrantholders on a proposed amendment to the warrant agreement governing ROI’s outstanding warrants, as well as the prospectus covering the registration of the proposed issuance of ordinary shares to be issued in the Business Combination and pursuant to the warrant amendment proposal. The Registration Statement has not yet been declared effective by the SEC. The preliminary proxy statement/prospectus contains a copy of the Merger Agreement, as well as information describing the Business Combination and the parties to the Merger Agreement, including historical financial information and pro forma financial information, as well as details regarding the items of business to be presented at the special meetings. However, because it is preliminary, the information contained therein is subject to change for business or legal reasons or in response to comments which Ascend Holdings may receive from the staff of the SEC in the course of its review of the Registration Statement. The preliminary proxy statement/prospectus is not a substitute for the definitive proxy statement/prospectus which the Company will mail to you in the near future after the Registration Statement has been declared effective by the SEC. The Company will also provide you with a proxy card and voting instructions with the definitive proxy statement/prospectus. ROI’s stockholders and warrantholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement, and amendments thereto, and the definitive proxy statement/prospectus for the Business Combination and warrant agreement amendment, when available, because these documents will contain important information about Ascend Holdings, Ascend India, ROI, the proposed Business Combination and the proposed warrant agreement amendment. The definitive proxy statement/prospectus for the proposed Business Combination and warrant agreement amendment will be mailed to stockholders and warrantholders of ROI, as applicable, as of September 18, 2015. Stockholders and warrantholders, as applicable, will also be able to obtain copies of the Registration Statement, which includes the proxy statement/prospectus, and the definitive proxy statement/prospectus (when available), without charge, at the SEC's Internet site at http://www.sec.gov or by directing a request to: ROI Acquisition Corp. II, 601 Lexington Avenue, 51st Floor, New York, New York 10022, tel. (212) 825-0400, Attention: Joseph A. De Perio. If you have any questions about how to submit your proxy (when ROI provides you with a proxy card in the future), you should contact ROI’s proxy solicitor, which is assisting ROI in the solicitation of proxies, at:

Okapi Partners LLC

437 Madison Avenue—28th Floor

New York, New York 10022

Toll free: (877) 274-8654 or

Tel: (212) 297-0720

Email: info@okapipartners.com

PARTICIPANTS IN THE SOLICITATION

ROI and its directors and officers may be deemed participants in the solicitation of proxies from ROI’s stockholders with respect to the proposed Business Combination and ROI’s warrantholders with respect to the proposed warrant agreement amendment. A list of the names of those directors and officers and a description of their interests in ROI is contained in ROI’s prospectus dated September 16, 2013, which was filed with the SEC on September 18, 2013, and will also be contained in the definitive proxy statement for the proposed Business Combination when available.

FORWARD LOOKING STATEMENTS

This filing includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters and includes statements regarding expected future financial and operating performance. Such forward looking statements include statements with respect to financial and operating performance, strategies, prospects and other aspects of the businesses of ROI, Ascend Holdings, Ascend India and the combined company after completion of the proposed Business Combination, and are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the outcome of any legal proceedings that may be instituted against ROI, Ascend Holdings, Ascend India or others following announcement of the Business Combination and transactions contemplated therein; the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of ROI, redemptions by stockholders of ROI or other conditions to closing in the Merger Agreement; the ability to meet Nasdaq’s listing standards following the Business Combination; the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions contemplated therein; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers and obtain adequate supply of products and retain its management and key employees; costs related to the proposed Business Combination; changes in applicable laws or regulations; the possibility that Ascend India may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties indicated in the Registration Statement, including those under “Risk Factors” therein, and other filings with the SEC by ROI. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and ROI, Ascend India and Ascend Holdings undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.